United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press ReleaseVale informs on negotiations for framework agreementRio de Janeiro, October 23rd, 2020 – Vale SA (“Vale” or the “Company”) informs, concerning articles released by press vehicles on the conciliation hearing held yesterday, within the scope of Brumadinho's Public Civil Action¹ (ACP), that negotiations with the State of Minas Gerais and other plaintiffs in such ACP are still underway for a framework agreement for collective damages indemnification and compensation for the society and the environment, as informed in the Company's Financial Statements (4Q19).Vale's objective is to reach a stable agreement for the execution of reparation and compensation, with the suspension of referred ACP and other existing civil proceedings. At this time, it is not possible to accurately estimate the conditions or terms for the conclusion of ongoing negotiations. A new hearing was scheduled for November 17th.Vale reiterates its commitment to the actions of reparation and compensation for the damage caused by the rupture of the Dam 1, which started immediately after the event. The Company reinforces its willingness to the continuity of negotiations and will inform the market of any material results in due course.Luciano Siani PiresExecutive Officer of Investor Relations¹ Such ACP, resulting from the rupture of the Dam 1, was filed on January 25th, 2019 and is being processed at the 2nd Public Finance Court of Belo Horizonte.Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.comThis press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 23, 2020		Director of Investor Relations